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                          January 4, 2024

       John R. Beaver
       President and Chief Executive Officer
       Biolase, Inc.
       27042 Towne Centre Drive, Suite 270
       Lake Forest, California 92610

                                                        Re: Biolase, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 26,
2023
                                                            File No. 333-276280

       Dear John R. Beaver:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Leslie Marlow, Esq.